PRIMERO TO BEGIN SELLING 50% OF SILVER AT SPOT

Toronto, Ontario, June 6, 2011 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) announced today that it has successfully delivered the annual threshold of 3.5 million ounces of silver and will now sell 50% of the silver produced at San Dimas at spot prices for its own account until August 5, 2011.

“The silver purchase agreement was renegotiated in 2010 in order for Primero to participate in the silver produced at San Dimas. We expect the increased silver revenue derived from our increasing production to improve our profitability and leverage to precious metals,” stated Joseph Conway, President and C.E.O.

According to the silver purchase agreement between the Company and Silver Wheaton Corp., until August 5, 2014 Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess at $4.04 per ounce (increasing by 1% per year). Thereafter Primero will deliver to Silver Wheaton a per annum amount equal to the first six million ounces of silver produced at San Dimas and 50% of any excess at $4.20 per ounce (increasing by 1% per year). Primero sells 50% of the silver above these thresholds at spot market prices for its own account.

As the Company will receive silver spot prices only after the total annual threshold amount has been delivered, a quarterly fluctuation in revenues is expected. In addition, the agreement is not based on a calendar year but the anniversary of August 6, 2010. Primero expects that under the current agreement, its revenues will trend higher due to the increased silver revenue in the second and third quarters of each fiscal year. The Company estimates that it will sell between 500,000 and 750,000 ounces of silver at spot realized prices by August 5, 2011.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact: Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain statements that may be deemed “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. The forward-looking statements in this press release include statements regarding proposed growth plans for Primero, intentions to become an intermediate gold producer, forecasted production, operating costs, and capital expenditures. The forward-looking statements are based on reasonable assumptions, including assumptions related to the availability of acquisition targets and financing requirements, and the assumptions set out elsewhere in this news release. Factors that may cause actual results to vary from anticipated results include the risks that Primero may not find acquisition targets at attractive prices, mineral reserves or resources are not as estimated, the actual results of exploration and development activities not being as anticipated, costs of production being higher than anticipated, fluctuations in the exchange rate between the Mexican Peso, Canadian dollar and US dollar, lower than anticipated grade of the ore mined, fluctuations in capital markets and other risks disclosed in the Company's first quarter 2011 Financial Statements and MD&A, and in the Company’s January 17, 2011 news releases, available under the Company’s profile on SEDAR at www.sedar.com. Although Primero believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Primero's management on the date the statements are made. Primero undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change, except as required by law.